Continental Assurance Company

Separate Account (B)

Annual Meeting of Participants


On Thursday, April 21, 2011, the Annual Meeting of Participants was held in Room 208 North at 333 South Wabash Avenue,
Chicago, Illinois 60604.

The following 3 matters were voted upon at the Annual Meeting:

1.	Election of Committee Members:

The Participants elected Committee Members to serve until the next Annual Meeting of the Participants and until their successors shall have been elected and qualified. Management nominated the following individuals for election as Committee Members to serve until the next Annual Meeting of Participants and until their successors are elected and have qualified:

Richard T. Fox;
Edward J. Lavin;
Petrine J. Nielsen; and
Peter J. Wrenn.

There were no other nominees.  Each of above nominees received
381052 votes. There were 0 votes cast against any Committee Member. The minimum percentage for such nominees was 100.00 percent of the total units present. As such, the above persons were elected to serve as Committee Members of Continental Assurance Company Separate Account (B) (the Separate Account) until the next Annual Meeting of the Participants and until their successors shall have been elected and qualified.

2. Approval of the Continuation of the Second Restated and Amended Investment Advisory Agreement with Continental Assurance
Company:

The Participants voted on whether or not to approve the continuation of the Second Restated and Amended Investment Advisory Agreement with
Continental Assurance Company. 360,757 units were voted by proxy for the approval of the continuation of the Second Restated and Amended Investment Advisory Agreement with Continental Assurance Company,
0 units were voted against the approval of the continuation of the Second Restated and Amended Investment Advisory Agreement with Continental
Assurance Company, and 20,295 units abstained. The votes in favor of the continuation of the Second Restated and Amended Investment Advisory
Agreement with Continental Assurance Company represent 94.67 percent of the total units present. Given the voting results, the continuation of the Second Restated and Amended Investment Advisory Agreement with
Continental Assurance Company was approved.  As such, the Second
Restated and Amended Investment Advisory Agreement with Continental
Assurance Company will continue from year to year, unless sooner terminated, subject to annual approval by the Committee for the Separate Account of Continental Assurance Company, including a majority of the Committee Members who are not 'interested persons' as defined in the Investment Company Act of 1940.


3. Ratification of the Committee Members' selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Separate Account for the fiscal year ending December 31, 2011:

The Participants voted on whether or not to ratify the Committee Members' selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Separate Account for the fiscal year ending December 31, 2011. 359,399 units were voted by proxy for the ratification of the Committee Members' selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Separate Account for the fiscal year ending December 31, 2011, 9,114 units were voted against said selection and 12,539 units abstained. The votes in favor of the Committee Members' selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Separate Account for the fiscal year ending December 31, 2011 represent 94.32% of the total units present.
As such, the Committee Members' selection of Deloitte & Touche LLP to serve as independent public accountants for the Separate Account for the fiscal year ending December 31, 2011 was ratified.
There being no further business, the meeting was adjourned.